January 27, 2020

Alberto Fornaro
Executive Vice President and Chief Financial Officer
International Game Technology PLC
66 Seymour Street, 2nd Floor
London W1H 5BT
United Kingdom

       Re: International Game Technology PLC
           Form 6-K
           Filed November 14, 2019
           File No. 001-36906

Dear Mr. Fornaro:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services